

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 6, 2006

Trevor Stewart Munday
Chief Financial Officer
Sasol Limited
1 Sturdee Avenue,
Rosebank 2196
Republic of South Africa

> **Re:** **Sasol Limited**
> **Form 20-F for Fiscal Year Ended June 30, 2005**
> **Filed October 26, 2005**
> **Response Letter Dated April 13, 2006**
> **File No. 1-31615**

Dear Mr. Trevor Stewart Munday:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2005

General –

1. We have reviewed your response letter dated April 13, 2006. We note your discussion of your contract for the purchase of Iranian crude, and your conclusion as to the materiality of your purchases of Iranian crude. It appears, from publicly available information, that Naftiran is owned by the Iranian government. Please discuss for us whether your payments of approximately $220 million per annum to an entity controlled by the Iranian government may negatively impact your reputation and share value because they may be deemed to enhance Iran's financial ability to support terrorist activity and weapons development programs.

2. We remain of the view that it would be appropriate for future filings to indicate the bases for the sanctions programs discussed in your risk factor headed *"There is a*

possible risk that sanctions may be imposed by the US Government as a result of our Iran-related activities." In our view, such disclosure would provide context for, and additional clarity to, the existing disclosure under that heading.

Accounting

General

1. We note you have requested confidential treatment with respect to Appendix A as attached to your response letter dated April 13, 2006, although all pages include the confidential treatment request header. Please remove the "Confidential Treatment Requested by Sasol Limited, File No. 1-31615" header from all pages, other than Appendix A for which confidential treatment has been requested, and resubmit your response letter dated April 13, 2006, to EDGAR.

2. We note that you have proposed to expand or revise your disclosure in response to prior comments 5, 6, 12, 13, 16, 18, 20 and 21, which you have indicated will be incorporated into future filings. We are considering your proposal for prospective revision and will not be in a position to conclude on your proposal until such time that all of your pending comments are resolved.

Financial Statements

Statement of Cash Flows, page F-6

3. We note your response to prior comment four indicating that it is reasonably possible that a liability may be incurred in connection with the explosion at the Secunda West ethylene production facilities. Because it appears you were unable to determine an estimated liability or range of loss related to this matter, please expand your disclosures under your commitments and contingencies to specifically describe this potential loss and the reasons you are unable to currently estimate the liability or possible range of loss. Refer to paragraph 10 of SFAS 5.

Note 2 Significant Accounting Policies page F-8

Property Plant and Equipment

4. We note your response to prior comment six indicating that you amortize your life-of-mine assets over the total proven and probable reserves assigned to each specific mine. With respect to mine development costs, please explain why you believe it is more appropriate to amortize life-of-mine assets over the total proven and probable reserves rather than those reserves benefited by

development costs in the immediate and relevant producing area. Clarify what assets you deem to be life-of-mine assets.

Exploration and Development Costs, page F-11

Mining

5.   We note your response to prior comment seven indicating you capitalize costs only after a feasibility study has determined proven and probable reserves. We also note your response suggesting that costs associated with around-mine exploration are capitalized, although around mine reserves have not been ascertained. It is unclear how you have concluded that capitalization of around-mine exploration costs are appropriately capitalized for U.S. GAAP purposes. In this regard it appears the future economic benefit of such costs remains uncertain because proven and probable reserves underlying those costs have not been established at the time the costs were incurred. Accordingly, please reconcile your response with your accounting policy disclosure. Please quantify the accumulated capitalized around-mine exploration costs for all periods presented and provide us a materiality analysis of the financial statement effect had you expensed these costs for all periods presented. Your materiality analysis should apply the principles in SAB Topic 1:M.

Oil and Gas

6.   We note your response to prior comment nine in which you have included your amortization policy disclosure associated with development costs of your oil and gas properties within your "Mining" accounting policy. Please relocate your amortization policy regarding your oil and gas properties within your "Oil and Gas" accounting policy so as not to be confused with your mining activities.

7.   We note your proposed disclosure and response to prior comment 10 indicating that you do not believe our industry letter applies to your circumstances regarding your buy/sell arrangements. Although the net effect of buy/sell arrangements may not be significant, the disclosure requirements set-forth in our letter should be considered to the extent these arrangements are material on a gross volume or dollar basis. To the extent these arrangements are material on a gross basis, please disclose how you account for these arrangements; the characteristics of these arrangements; the circumstances under which they are used; and quantify the gross proceeds and the related costs. In the event you believe these arrangements are not material please provide us with your qualitative and quantitative materiality analysis.

Sasol Liquid Fuels Business (LFB), page F-29

8.   We note your proposed expanded disclosure in response to prior comment 13 regarding your revenue recognition policy applied to your dealer-owned supply agreements for liquefied fuels sales, indicating that you retain title to product to secure payment while recognizing revenue associated with the delivery of the product. Please address the following:

- Explain how you have concluded that collection of revenue is reasonably assured since it appears requisite for you to retain title in order to ensure collection.

- Explain how the risks of your product have passed to the customer upon delivery since you retain title and clarify when title passes.

- Explain to us why these sales are not recognized as revenue on a consignment basis.

Note 14, Goodwill and intangible assets, page F-55

9.   We note your response to prior comment 15 and remain unclear as to the nature of your capitalized exploration expenditures. Please describe in further detail these exploration expenditures by indicating the specific types of costs you are capitalizing.

Note 15, Property, Plant and Equipment, page F-57

10.   We note your response to prior comment 15 indicating that you will expand your disclosures to include the after-tax effect of the change in estimated useful lives of you assets. Please provide us a sample of your proposed disclosure.

Note 21 Commitments and Contingencies, page F-66

Litigation, F-70

11.   We note your response and proposed disclosure to prior comment 18 regarding your assessment of likelihood by matter. However, in some matters which you have noted as reasonably possible or probable you have not disclosed the possible range of loss or stated that such an estimate cannot be made. For example, but without limitation, you disclose the historical costs of the EDC pipeline litigation, which you indicate is reimbursable by RWE-DEA. However your disclosure does not provide an explicit quantification of the possible range of loss or indicate that no loss is expected, or state that an estimate cannot be

made. Additionally you have assessed the sulfur dioxide litigation as probable without discretely disclosing the amount accrued or the possible estimated range of loss related to this matter. Refer to paragraph 10 of SFAS 5.

Environmental Orders, page F-73

12.   We note your response to prior comment 19 indicating that you are unable to determine the exact costs of your liability related to environmental soil and ground water contamination, although you have accrued an amount which is included as a component your asset retirement obligation. Please quantify the amount accrued within your commitment and contingencies note and disclose the possible range of loss currently estimated. Refer to paragraph 10 of SFAS 5.

Petroleum Engineering Comments

Supplemental Oil and Gas Information (unaudited), page G-4

13.   Regarding response number 25, please provide the authoritative accounting literature that you believe allows you to account for an increase in reserves based on language in a production sharing contract concerning tax allocation.

Mining Engineering Comments

14.   Tables 1, 2, and 3 were received and address the coal quality issues as requested. Please amend the filing to include these tables and incorporate the other proposed changes. This disclosure is still missing coal quality information for the Sasolberg Probable Reserve estimate. These reserves include the remainder of the Mooikraal, Block 12 South, and the North West mining areas. Please include the geological discount, mine layout and estimated the extraction percentage, in addition to the requested coal quality information.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jonathan Duersch at (202) 551-3719 or in his absence Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer at (202) 551-3718 with questions about mining engineering comments or Jim Murphy, Petroleum Engineer at (202) 551 3703 with questions about petroleum engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief